UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT ELM CAPITAL CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number of Class of Securities)

Peter A. Reed

Chief Executive Officer

Great Elm Capital Corp.

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3006

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael K. Hoffman

Michael J. Schwartz

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$10,000,000	$1,159

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $10,000,000 in cash of common stock, par value of $0.01 per share, of Great Elm Capital Corp., representing up to 869,565 shares at the minimum tender offer price of $11.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,159	Filing Party: Great Elm Capital Corp.
Form or Registration No.: Schedule TO	Date Filed: April 6, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Great Elm Capital Corp., a Maryland corporation (“GECC”), on April 6, 2017, in connection with the offer by GECC to purchase for cash up to $10,000,000 of its shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $12.17 per Share nor less than $11.50 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to GECC at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 5, 2017 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On May 8, 2017, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on May 5, 2017. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(5)(E)	Press release announcing preliminary results of the Tender Offer, dated May 8, 2017.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT ELM CAPITAL CORP.

By:	/s/ Peter A. Reed
Name: Peter A. Reed
Title: Chief Executive Officer

Date: May 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 5, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 5, 2017.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 5, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing intention to commence the Tender Offer, dated March 29, 2017 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed March 30, 2017).

(a)(5)(B)*	Press release announcing commencement of the Tender Offer, dated April 5, 2017.

(a)(5)(C)	Conference call script, dated March 29, 2017 (incorporated by reference to the Schedule TO-C filed on March 30, 2017).

(a)(5)(D)	Presentation dated March 29, 2017 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed March 30, 2017).

(a)(5)(E)**	Press release announcing preliminary results of the Tender Offer, dated May 8, 2017.

(b)	None.

(d)(1)	Investment Management Agreement, dated as of September 27, 2016, by and between Great Elm Capital Corp. and Great Elm Capital Management, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 7, 2016).

(d)(2)	Agreement and Plan of Merger, dated as of June 23, 2016, by and between Full Circle Capital Corporation (“Full Circle”) and Great Elm Capital Corp. (incorporated by reference to the Rule 425 filing on June 27, 2016).

(d)(3)	Subscription Agreement, dated as of June 23, 2016, by and among Great Elm Capital Corp., Great Elm Capital Group, Inc. and the investment funds signatory thereto (incorporated by reference to the Rule 425 filing on June 27, 2016).

(d)(4)	Amended and Restated Registration Rights Agreement, dated as of November 4, 2016, by and among Great Elm Capital Corp. and the holders named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 7, 2016).

(d)(5)	Administration Agreement, dated as of September 27, 2016, by and between Great Elm Capital Corp. and GECM (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 7, 2016).

(d)(6)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 7, 2016).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO filed on April 5, 2017.
**	Filed herewith.